Exhibit (a)(1)(v)

PHATHOM PHARMACEUTICALS, INC.

ELECTION TERMS AND CONDITIONS

BY YOUR ELECTION TO PARTICIPATE PURSUANT TO THE “ELECTION FORM” PAGE OF THE OPTION EXCHANGE WEBSITE, YOU AGREE TO ALL TERMS OF THE OPTION EXCHANGE AS SET FORTH IN THE OFFER TO EXCHANGE CERTAIN OUTSTANDING STOCK OPTIONS FOR RESTRICTED STOCK UNITS, DATED JUNE 15, 2023 (AS IT MAY BE AMENDED AND SUPPLEMENTED FROM TIME TO TIME, THE “OFFER TO EXCHANGE”).

Phathom Pharmaceuticals, Inc., a Delaware corporation (“Phathom,” “our,” “us” or “we”), is offering eligible employees and consultants the opportunity to exchange outstanding eligible stock options for a lesser number of new restricted stock units (“RSUs”) to be granted under the Phathom Pharmaceuticals, Inc. 2019 Incentive Award Plan (the “2019 Plan”). We refer to the offer made pursuant to the Offer to Exchange as the “Option Exchange.”

If you would like to participate in this Option Exchange, please complete and submit your election via the Phathom Option Exchange website at www.myoptionexchange.com by no later than 11:59 p.m., Eastern Time, on July 14, 2023, unless we extend the Option Exchange. You may change or withdraw this election by submitting a new properly completed election via the Option Exchange website at www.myoptionexchange.com prior to 11:59 p.m., Eastern Time, on the completion date, which is expected to be July 14, 2023, unless we extend the Option Exchange.

By electing to exchange your eligible options, you understand and agree to all of the following:

1. You hereby agree to exchange your eligible options indicated on the “Election Form” page of the Option Exchange website for new RSUs as determined in accordance with the terms of the Option Exchange as set forth in the Offer to Exchange, of which you hereby acknowledge receipt. Each eligible option indicated on the “Election Form” page of the Option Exchange website which you have elected to exchange will be cancelled, on a grant-by-grant basis, on July 14, 2023 or, if the Option Exchange is extended, on the extended completion date. Any new RSUs will be granted to you on July 14, 2023, or any extended completion date, in accordance with the terms of the Option Exchange or, if the Option Exchange is extended, on the extended completion date. You hereby agree to execute an RSU award agreement evidencing the grant of the new RSUs and further acknowledge that the new RSUs granted pursuant to the Option Exchange have a different vesting schedule than the eligible options cancelled in the exchange. Instead, the new RSUs granted pursuant to the Option Exchange will vest in three equal installments on each of the first three anniversaries of the completion date, subject to continued service on the applicable vesting date.

Your participation in the Option Exchange and receipt of any new RSUs does not provide any guarantee or promise of continued service with us.

Note only eligible stock options that have an exercise price per share greater than $30.00 will be eligible for exchange.

2. The Option Exchange is currently set to expire at 11:59 p.m., Eastern Time, on July 14, 2023, unless Phathom, in its discretion, extends the period of time during which the Option Exchange will remain open.

3. If you cease to be an eligible employee or consultant of Phathom before the expiration of the Option Exchange, you will not receive any new RSUs. Instead, you will keep your current eligible options and they will expire in accordance with their existing terms.

4. Until 11:59 p.m., Eastern Time, on July 14, 2023 (unless the Option Exchange is extended), you will have the right to change the elections that you have made with respect to some or all of your eligible options that you elected to exchange or elected not to exchange. HOWEVER, AFTER 11:59 P.M., EASTERN TIME, ON JULY 14, 2023, YOU WILL HAVE NO ABILITY TO CHANGE YOUR ELECTION (UNLESS THE OPTION EXCHANGE IS EXTENDED). The last properly submitted election electronically via the Option Exchange website prior to the expiration of the Option Exchange shall be binding. Until the offering period closes on 11:59 p.m., Eastern Time, on July 14, 2023 (unless the Option Exchange is extended), you may withdraw your tendered eligible options at any time.

5. The tender of some or all of your eligible option grants will constitute your acceptance of all of the terms and conditions of the Option Exchange. Acceptance by Phathom of your eligible options pursuant to the Option Exchange will constitute a binding agreement between Phathom and you upon the terms and subject to the conditions of the Option Exchange.

6. You are the registered holder of the eligible options tendered hereby, and your name and other information appearing on the election form are true and correct.

7. You agree that your decision to accept or reject the offer with respect to some or all of your eligible options is entirely voluntary and is subject to the terms and conditions of the Option Exchange.

8. PHATHOM AND/OR ANY INDEPENDENT FIRMS HIRED WITH RESPECT TO THE OPTION EXCHANGE CANNOT GIVE YOU LEGAL, TAX OR INVESTMENT ADVICE WITH RESPECT TO THE OPTION EXCHANGE AND YOU HAVE BEEN ADVISED TO CONSULT WITH YOUR PERSONAL LEGAL COUNSEL, ACCOUNTANT, FINANCIAL, AND TAX ADVISORS AS TO THE CONSEQUENCES OF PARTICIPATING OR NOT PARTICIPATING IN THE OPTION EXCHANGE.

9. Under certain circumstances set forth in the Offer to Exchange, Phathom may terminate or amend the Option Exchange and postpone its acceptance of the eligible options you have elected to exchange. Should the eligible options tendered herewith not be accepted for exchange, such options will continue to be governed by their existing terms and conditions.

10. You understand that: (i) the future value of Phathom’s common stock is unknown and cannot be predicted with certainty; and (ii) if you acquire shares of Phathom common stock upon vesting or settlement of the new RSUs, the value of the shares acquired may increase or decrease in value.

11. Regardless of any action that Phathom takes with respect to any or all income tax, social insurance, payroll tax, fringe benefits, payment on account or other tax-related withholding related to the Offer to Exchange or the new RSUs (“Tax-Related Items”), you understand that the ultimate liability for all Tax-Related Items is and remains your sole responsibility and may exceed the amount actually withheld by Phathom, if any. You further acknowledge that Phathom (1) makes no representations or undertakings regarding the treatment of any Tax-Related Items in connection with any aspect of the Offer to Exchange and the new RSUs, including, but not limited to, the exchange of eligible options, grant, vesting of the new RSUs, the issuance of shares of Phathom common stock upon vesting of the new RSUs, and the subsequent sale of shares acquired pursuant to such issuance; and (2) do not commit to and are under no obligation to structure the terms of the Offer to Exchange or new RSUs to reduce or eliminate your liability for Tax-Related Items or achieve any particular tax result.

12. Unless otherwise expressly provided in the 2019 Plan, the form of RSU Agreement or determined by Phathom, your right to vest in the new RSUs, if any, will terminate as of the date of your termination of employment or service. Notwithstanding the forgoing, the Administrator (as defined in the 2019 Plan) shall have exclusive discretion to determine when your termination of employment or service has occurred for purposes of the new RSUs (including when you are no longer considered to be actively providing services while on a leave of absence).

Notwithstanding the foregoing, for purposes of the Option Exchange, an individual is not an “eligible” employee or consultant if they (i) are on a leave that will result in a termination of employment with Phathom, (ii) has provided Phathom a notice of resignation or (iii) has received a notice of termination of employment or service from Phathom, in each case even if such resignation or termination will not take effect until following the completion of the Option Exchange.

13. You further understand that if you submit your election via the Option Exchange website, the confirmation statement provided on the Option Exchange website at the time you submit your election will provide additional evidence that you submitted your election and that you should print and keep a copy of such confirmation statement for your records. A copy of the confirmation statement will also be sent to your email. If you do not receive a confirmation from Phathom, you understand that it is your responsibility to ensure that your election form has been received no later than 11:59 p.m., Eastern Time, on July 14, 2023 (unless the Option Exchange is extended). You understand that only responses that are properly completed and submitted and actually received by Phathom on or before the completion date will be submitted.

14. The provisions of the Option Exchange documents and these Election Terms and Conditions are severable and if any one or more provisions are determined to be illegal or otherwise unenforceable, in whole or in part, the remaining provisions nevertheless shall be binding and enforceable.

You understand that none of the officers or employees of Phathom, the Board of Directors of Phathom or the Compensation Committee of the Board of Directors of Phathom is making any recommendation as to whether you should exchange or refrain from exchanging your eligible options, and that you must make your own decision whether to tender your eligible options, taking into account your own personal circumstances and preferences. You understand that the new RSUs may decline in value. You further understand that past and current market prices of Phathom common stock may provide little or no basis for predicting what the market price of Phathom common stock will be in the event you elect to exchange your options in accordance with the terms of this offer or at any other time in the future.

This Agreement does not constitute the Option Exchange. The full terms of the Option Exchange are described in (1) the Offer to Exchange; (2) these Election Terms and Conditions; and (3) the 2019 Plan and the form of RSU agreement thereunder.

You must submit your election electronically via the Option Exchange website at www.myoptionexchange.com by 11:59 p.m. Eastern Time on July 14, 2023 (unless the Option Exchange is extended). BY PARTICIPATING, YOU AGREE TO ALL TERMS OF THE OPTION EXCHANGE AS SET FORTH IN THE OPTION EXCHANGE DOCUMENTS. Please be sure to follow the instructions, which are attached.

PHATHOM PHARMACEUTICALS, INC.

ELECTION INSTRUCTIONS

FORMING PART OF THE ELECTION TERMS AND CONDITIONS

1.	To participate in the Option Exchange, you must complete and deliver an election.

Participation in this Option Exchange is voluntary. If you are an eligible employee or consultant, at the start of the Option Exchange you will have received an announcement email from Joe Hand, Chief Administrative Officer, dated June 15, 2023, announcing this Option Exchange. If you do not want to participate, then no action is necessary. If you choose to participate in the Option Exchange, you must do the following before 11:59 p.m., Eastern Time, on the completion date, which is expected to be July 14, 2023 (unless the Option Exchange is extended).

Elections via the Option Exchange Website

1.

To submit an election via the Option Exchange website, click on the link to the Option Exchange website in the announcement email you received from Joe Hand, Chief Administrative Officer, dated June 15, 2023, announcing the Option Exchange, or go to the Option Exchange website at http://www.myoptionexchange.com/Identity/Account/Register. Log in to the Option Exchange website using the login instructions provided to you in the announcement email (or if you previously logged into the Option Exchange website, your updated login credentials).

2.

After logging in to the Option Exchange website, review the information and proceed through to the “Election Form” page. You will be provided with personalized information regarding each eligible option grant you hold, including:

•	the grant date of the eligible option grant;

•	the per share exercise price of the eligible option grant;

•

the number of vested and unvested shares of our common stock subject to the eligible option grant as of July 14, 2023 (assuming vesting in accordance with the applicable vesting schedule, and no exercise or early termination occurs, through such date);

•	the number of shares of Phathom common stock subject to the new RSU grant that would be granted in exchange for the eligible option grant; and

•	the vesting schedule of the new RSU grant.

3.

On the “Election Form” page, make your selection next to each of your eligible option grants to indicate which eligible option grants you choose to exchange in the Option Exchange by selecting “Exchange” or choose not to exchange in the Option Exchange by selecting “Do Not Exchange.”

4.

Proceed through the Option Exchange website by following the instructions provided. Review your election and confirm that you are satisfied with your election. After reviewing, acknowledging and agreeing to the terms and conditions stated on the Confirm Elections page and in the Option Exchange documents, submit your election. If you do not acknowledge and agree to the terms and conditions, you will not be permitted to submit your election.

5.

Upon submitting your election, a confirmation statement will be generated by the Option Exchange website. Please print and keep a copy of the confirmation statement for your records. A copy of the confirmation statement will also be sent to your email. At this point, you will have completed the election process via the Option Exchange website.

We must receive your properly completed and submitted election by the expiration of the Option Exchange, currently expected to be 11:59 p.m., Eastern Time, on July 14, 2023. If you are unable to submit your election via the Option Exchange website as a result of technical failures of the Option Exchange website such as the Option Exchange website being unavailable or the Option Exchange website not enabling you to submit your election, please email stockadmin@phathompharma.com.

We may extend this Option Exchange. If we extend the offering period, we will issue a press release, email or other communication disclosing the extension no later than 9:00 a.m., Eastern Time, on July 17, 2023 (the U.S. business day following the previously scheduled completion date). This is a one-time offer, and we will strictly enforce the offering period. We reserve the right to reject any option tendered for exchange that we determine is not in the appropriate form or that we determine is unlawful to accept. Subject to the terms and conditions of this Option Exchange, we will accept all properly tendered eligible option grants promptly after the expiration of this Option Exchange.

Your delivery of all documents regarding the Option Exchange, including elections, is at your risk. If you submit your election via the Option Exchange website, a confirmation statement will be generated by the Option Exchange website at the time that you complete and submit your election. You should print and keep a copy of the confirmation statement for your records. A copy of the confirmation statement will also be sent to your email. The printed confirmation statement will provide evidence that you submitted your election. If you do not receive a confirmation, it is your responsibility to confirm that we have received your election. If you do not receive a confirmation, we recommend that you confirm that we have received your election by emailing phathom@infiniteequity.com. Only responses that are properly completed and actually received by us by the deadline through the Option Exchange website at www.myoptionexchange.com will be accepted. Responses submitted by any other means, including hand delivery, interoffice, email, U.S. mail (or other post) and Federal Express (or similar delivery service), are not permitted.

Our receipt of your election is not by itself an acceptance of your options for exchange. For purposes of this Option Exchange, we will be deemed to have accepted options for exchange that are validly elected to be exchanged and are not properly withdrawn as of the time when we give oral or written notice to the option holders generally of our acceptance of options for exchange. We may issue this notice of acceptance by press release, email or other form of communication. Options accepted for exchange will be cancelled on the cancellation date, which we presently expect will be July 14, 2023.

Phathom will not accept any alternative, conditional or contingent tenders. Any confirmation of receipt provided to you merely will be a notification that we have received your election form and does not mean that your eligible options have been cancelled. Your eligible options that are accepted for exchange will be cancelled on the same calendar day as the expiration of the Option Exchange (but following the expiration of the Option Exchange), which cancellation is scheduled to be July 14, 2023 (unless the Option Exchange is extended).

2.	To change or withdraw prior elections of your eligible options, you must complete and deliver a new election.

You may change an election you previously made with respect to some or all of your eligible options, including an election to withdraw all of your eligible options from this Option Exchange, only in accordance with the provisions of Section 5 of the Offer to Exchange. You may change your mind after you have submitted an election and withdraw some or all of your elected eligible options from the Option Exchange at any time before the expiration of the Option Exchange, currently expected to be 11:59 p.m., Eastern Time, on July 14, 2023. If we extend the completion date, you may change or withdraw your election of tendered options at any time until the extended Option Exchange expires. In addition, under U.S. securities laws, if we have not accepted your options by 11:59 p.m., Eastern Time, on August 11, 2023 (which is the 40th U.S. business day following the commencement of the Option Exchange), you may withdraw your options at any time thereafter up to such time as Phathom does accept your properly tendered options.

To change an election you previously made with respect to some or all of your eligible option grants, including an election to withdraw all of your eligible option grants from this Option Exchange, you must deliver a valid new election indicating only the eligible option grants you wish to exchange in the Option Exchange or a valid new election indicating that you reject the Option Exchange with respect to all of your eligible options, by completing the election process set forth in Section 5 of the Offer to Exchange and described below on or before the completion date, currently expected to be 11:59 p.m., Eastern Time, on July 14, 2023.

Election Changes and Withdrawals via the Option Exchange Website

1.	Log in to the Option Exchange website at www.myoptionexchange.com.

2.

After logging in to the Option Exchange website, review the information and proceed through to the “Election Form” page, where you will find personalized information regarding each eligible option grant you hold, including:

•	the grant date of the eligible option grant;

•	the per share exercise price of the eligible option grant;

•

the number of vested and unvested shares of our common stock subject to the eligible option grant as of July 14, 2023 (assuming vesting in accordance with the applicable vesting schedule, and no exercise or early termination occurs, through such date);

•	the number of shares of our common stock subject to the new RSU grant that would be granted in exchange for the eligible option grant; and

•	the vesting schedule of the new RSU grant.

3.

On the “Election Form” page, change your selection next to each of your eligible option grants to indicate which eligible option grants you choose to exchange in the Option Exchange by selecting “Exchange” or choose not to exchange in the Option Exchange by selecting “Do Not Exchange.”

4.

Proceed through the Option Exchange website by following the instructions provided. Review your election and confirm that you are satisfied with your election. After reviewing, acknowledging and agreeing to the terms and conditions stated on the Confirm Elections page and in the Option Exchange documents, submit your election. If you do not acknowledge and agree to the terms and conditions, you will not be permitted to submit your election.

5.

Upon submitting your election, a confirmation statement will be generated by the Option Exchange website. Please print and keep a copy of the confirmation statement for your records. A copy of the confirmation statement will also be sent to your email. At this point, you will have completed the process for changing your previous election or withdrawing from participation in the Option Exchange via the Option Exchange website.

You may change your mind as many times as you wish, but you will be bound by the properly submitted election we receive last on or before the expiration of the Option Exchange, currently expected to be 11:59 p.m., Eastern Time, on July 14, 2023. Any options with respect to which you do not revise your election will be bound to your prior election. If you are unable to submit your election via the Option Exchange website as a result of technical failures of the Option Exchange website such as the Option Exchange website being unavailable or the Option Exchange website not enabling you to submit your election, please email stockadmin@phathompharma.com.

If you change your election to withdraw some or all of your eligible option grants, you may elect later to exchange the withdrawn eligible option grants again at any time on or before the expiration of the Option Exchange. All eligible option grants that you withdraw will be deemed not properly tendered for purposes of the Option Exchange, unless you subsequently properly elect to exchange such eligible option grants on or before the expiration of the Option Exchange. To reelect to exchange some or all of your eligible option grants, you must submit a new election by completing a new election on the “Election Form” page of the Option Exchange website on or before the expiration of the Option Exchange by following the procedures described in Section 4 of the Offer to Exchange. This new election must be properly submitted after your previously submitted election and must list all eligible option grants you wish to exchange. Upon our receipt of your properly submitted election, any prior election will be disregarded in its entirety and will be considered replaced in full by the new election. Each time you make an election on the Phathom Option Exchange website, please be sure to make an election with respect to each of your eligible option grants.

3.	No Partial Tenders.

If you intend to tender an eligible option grant through the Option Exchange, you must tender all of your shares of Phathom’s common stock subject to that eligible option grant.

You may pick and choose which of your outstanding eligible option grants you wish to exchange if you hold more than one eligible option grant and you may choose to exchange in the Option Exchange one or more of your eligible option grants without having to exchange all of your eligible option grants. However, if you decide to participate in this Option Exchange to exchange an eligible option grant, you must elect to exchange that entire eligible option grant (that is, all eligible options subject to that eligible option grant).

There are two types of stock options – incentive stock options and non-qualified stock options – and the tax treatment of each type is different. Some of your eligible option grants may consist entirely of one of these two types of options and some of your eligible option grants may consist of a mix of both types due to the application of certain limits on Incentive Stock Options under U.S. tax laws. This “split” is determined automatically at the time of grant and is reflected in your E*Trade account and will also be reflected on the Option Exchange website. For this reason, you may see two awards listed as of any given grant date, one representing the portion of the grant that qualifies as incentive stock options and the other representing the portion of the grant that qualifies as non-qualified stock options, although both awards are technically part of the same “grant” with the same grant date. For purposes of the Option Exchange, this “split” based on the tax status of the option will be disregarded. As a result, both portions of an eligible option grant will be treated as one “grant” for purposes of the Option Exchange. On the Option Exchange website, you will see one election box for both the incentive stock option and non-qualified components of an eligible option, and you must exchange all or none of such grant. See Section 14 of the Offer to Exchange, “Material Income Tax Consequences,” for further information.

If you have an eligible option grant that is subject to a domestic relations order (or comparable legal document as the result of the end of a marriage) and a person who is not an eligible employee or consultant beneficially owns a portion of that eligible option grant, then in order to participate in the Option Exchange with respect to such eligible option grant, you may accept this Option Exchange with respect to the entire remaining outstanding portion of the eligible option grant, including the portion beneficially owned by the other person, as long as you are the legal owner of the eligible option grant. We will not accept partial tenders of option grants, so you may not accept this Option Exchange with respect to a portion of an eligible option grant that is beneficially owned by you while rejecting it with respect to the portion beneficially owned by someone else. As you are the legal owner of the eligible option grant, we will respect an election properly made by you, but will not be responsible to you or the beneficial owner of the eligible option grant for any errors made by you with respect to such eligible option grant.

4.	Signatures on elections.

Logging in to the Option Exchange website and completing and submitting your election via the Option Exchange website is the equivalent of signing your name on a paper election form and has the same legal effect as your written signature.

If the election form is signed by a trustee, executor, administrator, guardian, attorney in-fact, officer of a corporation or other person acting in a fiduciary or representative capacity, that person should so indicate when signing, and proper evidence satisfactory to Phathom of the authority of that person to act in that capacity must be submitted with the election form.

5.	Other information on elections.

When submitting the election via the Option Exchange website, please confirm that your name, email address, and other information are correct.

6.	Requests for assistance or additional copies.

Any questions and any requests for additional copies of the election form or other Option Exchange documents may be directed to stockadmin@phathompharma.com. Copies will be furnished promptly at Phathom’s expense.

7.	Irregularities.

Neither we nor any other person is obligated to give you notice of any defects or irregularities in any election, nor will anyone incur any liability for failure to give any notice. We will determine, in our discretion, all questions about the validity, form, eligibility (including time of receipt) and acceptance of any eligible options. Our determination of these matters will be given the maximum deference permitted by law. However, you have all rights accorded to you under applicable law to challenge such determination in a court of competent jurisdiction. Only a court of competent jurisdiction can make a determination that will be final and binding upon the parties. We reserve the right to reject any election of any option tendered for exchange that we determine is not in an appropriate form or that we determine is unlawful to accept. We will accept all properly tendered eligible options that are not validly withdrawn, subject to the terms of this Option Exchange. No tender of eligible options will be deemed to have been made properly until all defects or irregularities have been cured or waived by us. We have no obligation to give notice of any defects or irregularities in any election, and we will not incur any liability for failure to give any notice.

We also reserve the right to waive any of the conditions of the Option Exchange or any defect or irregularity in any tender of any particular options or for any particular option holder, provided that if we grant any such waiver, it will be granted with respect to all option holders and tendered options in a uniform and nondiscriminatory manner. No tender of options will be deemed to have been made properly until all defects or irregularities have been cured or waived by us. We have no obligation to give notice of any defects or irregularities in any election and we will not incur any liability for failure to give any such notice. This is a one-time offer. We will strictly enforce the offering period, subject only to an extension that we may grant in our discretion.

Important: Elections must be received via the Option Exchange website at www.myoptionexchange.com on or before 11:59 p.m., Eastern Time, on July 14, 2023 (unless the Option Exchange is extended).

8.	Additional documents to read.

You should be sure to read the Offer to Exchange, all documents referenced therein, this Election Terms and Conditions and its associated instructions, and the announcement email you received from Joe Hand, Chief Administrative Officer, dated June 15, 2023, announcing the Option Exchange, before deciding to participate in the Option Exchange.

9.	Important tax information.

Please refer to Section 14 of the Offer to Exchange for a discussion of the U.S. federal income tax consequences. We also recommend that you consult with your personal advisers before deciding whether or not to participate in this Option Exchange.